Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

[GRAPHIC OMITTED]                                               abcd
[LOGO - MERRILL LYNCH]



David Rough Esq
Chairman
Investment Committee of the Association of British Insurers
c/o Legal & General
Temple Court
11 Queen Victoria Street
London EC4N 4TP


9 January 2002


Dear David

CARNIVAL / ROYAL CARIBBEAN / P&O PRINCESS

As you know, Carnival and Royal Caribbean are putting forward competing merger proposals to the shareholders of P&O Princess. In these circumstances, the duty of the Board of P&O Princess is to act in the best interests of P&O Princess' shareholders, to treat Carnival and Royal Caribbean even-handedly and obtain the best terms available. However, as explained below, Merrill Lynch and UBS Warburg who are acting as advisers to Carnival, are concerned that this is not happening. We believe that the Board of P&O Princess should agree to Carnival's requests to have a meeting to discuss its offer and how it might be improved and believe that there is nothing in their agreement with Royal Caribbean that prevents them so doing.

A major concern is the "frustrating action" which P&O Princess has taken in agreeing to a break fee of $62.5 million (2% of P&O Princess market capitalisation prior to the announcement of the merger with Royal Caribbean) and through the creation of a new joint venture, without P&O Princess shareholders' approval, which appears to have been specifically designed as a "poison pill" to prevent the intervention of Carnival whose interest in P&O Princess was well known to the P&O Princess board. We estimate this poison pill would have a cost to Carnival of between $388 million and $484 million, even prior to the impact of any financing guarantees Carnival may have to assume. This represents 12-15% of P&O Princess market capitalisation prior to the announcement of the merger with Royal Caribbean.

Important points of principle are at stake concerning the behaviour of boards in competitive situations. In this instance, the corporate governance issue is particularly acute as the Takeover Panel does not regulate "poison pills" per se and seems unwilling to regard the defences P&O Princess put in place after the recent bid approach from Carnival in order to "protect" the rival DLC proposal, as being in breach of the Code because it considers that the poison pills were put in place at a time when the Code did not apply. Moreover, the Panel generally regards DLC mergers as being outside its jurisdiction. Accordingly, shareholders cannot rely on the Panel and the Code protecting their interests and ensuring fair and equal treatment in this competing situation.

Unless shareholders take appropriate action the "deal protection" P&O Princess has entered into could create a dangerous precedent. If P&O Princess gets away with this tactic, there will be nothing to stop managements in future takeover and merger transactions putting in place similar wholly artificial joint ventures of sufficient scale to ward off third party competing offerors, but not requiring prior shareholder approval under the Rules of the UKLA or the Code. All that would be required would be for the deal protection to be put in place at a time when the Panel considers that a bona fide offer is not imminent. Such a practice would make a mockery of the UKLA rules relating to Class I Transactions which require prior shareholder approval of major corporate transactions. Shareholders would for all practical purposes be precluded from choosing the best proposal because the poison pill would prevent the best proposal from being made in the first place. Alternatively, a slightly less venomous pill would result in much of the shareholder value going to the rejected party, if shareholders were to accept the competing offer. In either case the board would succeed in using its powers in a way which deprives shareholders of the ability to act in their own best interests.

IS P&O PRINCESS'S BOARD ACTING IN SHAREHOLDERS' INTERESTS?

P&O Princess's Board failed to respond to the latest takeover approach from Carnival on 24 September 2001. P&O Princess's response, at the time unknown to Carnival, was to enter into an exclusivity and confidentiality agreement with Royal Caribbean on 11 October 2001 and ultimately enter into the joint venture "poison pill" agreement.

P&O Princess subsequently announced a DLC merger with Royal Caribbean on 20 November 2001, including a new joint venture, which upon a change of control of P&O Princess represents a massive "poison pill" (with a cost estimated by one independent analyst, Morgan Stanley, in a report published on 4 January 2002, at around $500 million or 50p per P&O Princess share including the break fee of $62.5 million). Indeed, if a debt guarantee is also included, the "poison pill" cost could exceed $1 billion. This joint venture has no commercial purpose and has been described by P&O Princess itself as "deal protection", designed to deter or frustrate any competing third party such as Carnival who might wish to put a better offer to shareholders.

A particularly disturbing feature is that the definition of "Change of Control" includes a change in the majority the board of P&O Princess without the consent of the existing board (or their successors approved by them). This means that if shareholders exercise their democratic right to change the board of P&O Princess at any time then P&O Princess will suffer the severe financial impact of the poison pill just as if there had been a takeover. This clearly helps to entrench the position of the existing board as it creates a penalty for the company if the shareholders vote them out of office. It should be noted that this entrenchment continues in force even if the DLC falls away for any reason and even if there is no takeover of P&O Princess.

P&O Princess has arbitrarily convened an EGM for 14 February 2002 well before the regulatory conditions precedent of its DLC are capable of fulfilment, due to the likely timetable for completion of the relevant regulatory reviews and even though the implementation period for the DLC runs to 16 November 2002. Whether intended or not, this has the effect of obliging P&O Princess shareholders to make a premature decision as between two conditional proposals. The better course would clearly be to adjourn the EGM until after the regulatory position of both competing proposals has been clarified, so that shareholders can either accept Carnival's offer or vote in favour of Royal Caribbean's DLC.

P&O Princess's board has consistently failed to acknowledge that Carnival's offer, announced on 16 December 2001, is superior and, despite repeated requests, refuses to meet or even talk to Carnival, even though it is able to do so, without incurring any penalty, under the terms of its agreement with Royal Caribbean.

P&O Princess's board appears to regard Carnival's offer as "not superior" on grounds of "deliverability" as well as value. Deliverability means the satisfaction or otherwise of the conditions attaching to each of the proposals. We note that in fact the Royal Caribbean proposal has a similar level of conditionality to the Carnival offer. Completion of the Royal Caribbean proposal is now dependent on the satisfaction of 14 conditions precedent, including, regulatory approvals from the United States FTC and the United Kingdom OFT. P&O Princess itself acknowledges that there is no assurance that these conditions will be satisfied. We further understand that the regulatory outcome is unaffected by there being two proposals under review at the same time. It is therefore perverse and misleading that the DLC transaction is described in the press, allegedly by P&O Princess spokesmen, as "absolutely certain" and "irrevocable and firm".

CONCLUSION

What can the ABI, or P&O Princess shareholders generally, do to remedy this situation? Carnival recognises that shareholders should prefer to make an informed choice at the appropriate time between the two competing proposals. To that end, Carnival urges investors to use whatever power they have to ensure that the Board of P&O Princess (a) gives Carnival a fair hearing; (b) minimises or eliminates the joint venture costs and clarifies the method for so doing; and
(c) adjourns the EGM to approve the DLC until such time as the regulatory position of both proposals has been clarified.

We understand that you may wish to distribute this letter to your members and we would be pleased to discuss this further with you or any of your members, should you so wish. We should also mention that we are required to file a copy of this letter with the SEC.

Yours sincerely




Philip Yates                                    Alistair Defriez
Managing Director                               Managing Director
Merrill Lynch                                   UBS Warburg